SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION
15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the transition period from                      to
Commission file number 1-8962
The Pinnacle West Capital Corporation Savings Plan
(Full title of the plan)
Pinnacle West Capital Corporation
(Name of issuer)
400 North Fifth Street
P.O. Box 53999
Phoenix, Arizona 85072-3999
(Address of issuer’s principal executive office)

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN
NOTE: Supplemental schedules required by section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the schedules listed above, are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Participants of
The Pinnacle West Capital Corporation Savings Plan
Phoenix, Arizona
We have audited the accompanying statements of net assets available for benefits of The Pinnacle West Capital Corporation Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
DELOITTE & TOUCHE LLP
Phoenix, Arizona
June 27, 2006

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 and 2004

	2005	2004

ASSETS:
Investments (Notes 2, 4 & 5)	$718,581,856	$664,107,121

RECEIVABLES:
Employer contributions (Note 3)	2,048,823	2,005,595
Participant contributions	1,609,167	1,448,493
Interest and other receivables	62,257	32,939

Total receivables	3,720,247	3,487,027

Total assets	722,302,103	667,594,148

LIABILITIES:
Securities purchased, net	1,213,843	2,109,594

NET ASSETS AVAILABLE FOR BENEFITS	$721,088,260	$665,484,554

See Notes to Financial Statements.

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2005

2005
ADDITIONS TO NET ASSETS ATTRIBUTED TO:

Contributions (Note 1):
Employer (Note 3)	$13,494,349
Participants	41,597,459

Total contributions	55,091,808

Investment income (Note 2):
Dividends	8,193,835
Interest and other income	8,026,784
Net appreciation in fair value of investments (Note 5)	13,122,072

Total investment income	29,342,691

Total additions	84,434,499

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO :

Benefit payments	28,661,994
Administrative expenses	168,799

Total deductions	28,830,793

Increase in net assets	55,603,706

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	665,484,554

End of year	$721,088,260

See Notes to Financial Statements.

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1. DESCRIPTION OF THE PLAN
     The following description of The Pinnacle West Capital Corporation Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
     General
     The Plan is a defined contribution plan sponsored by Pinnacle West Capital Corporation (“Pinnacle West” or the “Company”). The Plan is made up of two component plans, a profit sharing component with cash or deferred features and a stock bonus component which constitutes an Employee Stock Ownership Plan (“ESOP”). The ESOP component of the Plan consists of Plan assets invested in the Pinnacle West Stock Fund and the balance of all Plan assets constitutes the profit sharing component. The Plan is administered by a committee appointed by the Pinnacle West Board of Directors. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Wells Fargo Bank, Minnesota, N.A. (“Trustee”) serves as the Trustee of the Plan.
     Eligibility
     Generally, most active full-time employees of Pinnacle West and its subsidiaries, including Arizona Public Service Company, Pinnacle West Energy Corporation, APS Energy Services Company, Inc., El Dorado Investment Company and the active salaried employees of SunCor Development Company (collectively, the “Employer”), are eligible to participate in (1) the pre-tax and after-tax features of the Plan on the first day of the month following their attainment of age 18 and Completion of thirty-one consecutive days of employment and (2) the matching feature on the first day of the month following their attainment of age 18 and completion of six months of service. Eligible employees hired in a classification other than regular full-time are eligible to participate upon attainment of age 18 and completion of 1,000 hours of service during a 12 month period of employment beginning on their date of hire or an anniversary of that date. The Plan provides credit for periods of employment with an affiliate of Pinnacle West as if the service was performed for the Employer.
     Contributions
     The Plan allows participants to contribute up to 50% of their base pay on a pre-tax basis or after-tax basis, provided that in no event can the total pre-tax and after-tax contributions made by any participant in any year exceed 50% of his or her base pay. The Plan also allows participants attaining the age of 50 or older by the end of the calendar year to make catch-up contributions in accordance with the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001. The maximum allowable pre-tax contribution ($14,000 for 2005) and catch-up contribution ($4,000 for 2005) will increase $1,000 per year through 2006, and thereafter will be linked to the cost of living index and could change on an annual basis.
     Employer contributions are fixed at 75% of the first 6% of base pay a participant contributes to the Plan on a pre-tax basis (excluding catch-up contributions) for participants (excluding active salaried employees of SunCor Development Company) hired on or after January 1, 2003, for active salaried employees of SunCor Development Company hired on or after January 1, 2006 and for participants electing to participate in the Retirement Account Balance Plan feature of the Pinnacle West Capital Corporation Retirement Plan. Participants hired prior to January 1, 2003 and active salaried employees of SunCor Development Company hired prior to January 1, 2006, not electing to participate in the Retirement Account Balance Plan feature of the Pinnacle West Capital Corporation Retirement Plan receive an employer match of 50% on the first 6% of base pay he or she contributes to the Plan on a pre-tax basis (excluding catch-up contributions).
     While the Employer contributions may be in cash, common stock, or other property acceptable to the Trustee, regardless of the form of contribution, contributions are allocated to the Pinnacle West Stock Fund. Non-cash contributions are recorded at fair value.
     The Plan allows rollover contributions from other qualified plans subject to certain criteria.
     Participants may elect to receive dividends on Pinnacle West stock in their account in the form of cash. If a participant does not elect to receive the dividend in the form of cash prior to the dividend payable date for that dividend, it is automatically reinvested in the Pinnacle West Stock Fund.
     Participant Accounts
     Individual accounts are maintained for each Plan participant. Each participant has separate accounts (sources of money) that are credited with the participant’s pre-tax, after-tax, rollover contributions (if any), the Employer’s matching contributions and an allocation of Plan earnings. Each participant’s account is charged with withdrawals and an allocation of Plan losses. Allocations of earnings and losses are based on participant account balances. The benefit to which a participant is entitled is the portion of the participant’s account that has vested, as defined below.
     Investment Choices
     Participants direct their contributions into one or more of the following investment options: Fixed Income Fund, Intermediate Bond Fund, Conservative, Moderate, and Aggressive LifeStyle Funds, Index Fund, Large Cap Value Fund, Large Cap Growth Fund, Mid Cap Core Fund, Small Cap Core Fund, International Fund, and the Pinnacle West Stock Fund. Employer contributions are automatically invested in the Pinnacle West Stock Fund. The Plan permits fully vested participants to transfer amounts in their Employer contributions account from the Pinnacle West Stock Fund to one or more of the other investment options available under the Plan. See Note 6 for additional information.
     Loan Feature
     Participants may borrow money from their pre-tax contributions account, vested Employer contributions account and rollover account (if any). Participants may not borrow against their Employer transfer account, or their after-tax contributions account.
     The minimum participant loan allowed is $1,000, and the maximum available is 50% of the participant’s vested account balance, up to $50,000, reduced by the participant’s highest outstanding loan balance in the 12-month period ending on the day before the loan is made. Only one loan per participant may be outstanding at any one time. Loan terms are up to five years, or up to 15 years for the purchase of a principal residence. An administrative fee is charged to the participant’s account for each loan.

     The interest rate is determined at the time the loan is requested and is fixed for the life of the loan. The interest rate shall be at least as great as the interest rate charged by the Trustee to its individual clients for an unsecured loan on the date the loan is made. The Trustee currently charges prime interest rate plus one percent, determined as of the first business day of the month in which the loan is issued. Interest rates for loans issued during 2005 were 6.25% to 8%. Interest rates for outstanding loans as of December 31, 2005 and 2004 ranged from 5% to 10.5%.
     Loans are treated as an investment of the participant’s accounts. To fund the loan, transfers are made from the participant’s investment funds on a pro-rata basis. Loan repayments are invested in the participant’s investment funds based on the participant’s current investment election. Loan repayments, including interest, are generally made through irrevocable semi-monthly payroll deductions. Loans are secured by the participant’s account balance.
     Vesting
     Each participant is fully vested in the participant’s pre-tax, after-tax, and rollover contribution (if any) accounts (consisting of the participant’s contributions and related income and appreciation or depreciation) and Employer transfer account. The participants become vested in their Employer contributions account (consisting of Employer contributions and related income and appreciation or depreciation) upon the first of the following to occur: termination of service by death; disability or retirement; attaining the age of sixty-five or, if later, completing five years of participation in the Plan; termination of the Plan; or complete discontinuance of Employer contributions. Otherwise, participants vest in graduated amounts with 100 percent vesting after five years of service, beginning with the employee’s date of hire. See Note 8 for additional information.
     Withdrawals and Distributions
     A participant may at any time make a full or partial withdrawal of the balance in the participant’s after-tax contribution account and rollover contribution account (if any). No withdrawals prior to termination of service are permitted from a participant’s Employer transfer account. No withdrawals prior to termination of service are permitted from the participant’s pre-tax contribution account, except under certain limited circumstances relating to financial hardship. If an employee withdraws pre-tax contributions, the only earnings on those contributions that can be withdrawn are those credited prior to January 1, 1989. Participants who are fully vested and who have participated in the Plan for five complete plan years may withdraw the amount in their Employer contributions account. When the participant’s employment with the Employer is terminated, the participant can elect to receive, as soon as administratively possible, a distribution of the vested portion of his or her Employer contributions account together with the participant’s contribution accounts and Employer transfer account. Participants at least age 59-1/2 may withdraw or rollover any portion of their pre-tax contributions or rollover account (if any) while employed. The following are applicable: a maximum of two withdrawals or rollovers may be requested per year; earnings on pre-tax contributions and rollover account are included; there are no restrictions on the reason for withdrawal or rollover (if any), and penalties do not apply.
     Forfeitures
     Forfeitures of nonvested Employer contributions will occur upon the earlier of distribution following termination of employment with the Employer or the end of the fifth calendar year following the calendar year in which the participant terminated employment. If a former participant who received a distribution becomes reemployed prior to the end of the fifth calendar year following the calendar year in which the participant’s earlier termination of employment occurred, the forfeited Employer contributions will be restored to the participant’s Employer contribution account; however, the forfeiture is restored only if the participant repays the full amount previously distributed to him or her within five years of his or her date of reemployment or, if earlier, the last day of the fifth calendar year following the calendar year in which the distribution occurred. At December 31, 2005 and 2004, forfeited nonvested accounts totaled $11,628 and $109,275, respectively. Forfeitures are used to reduce future Employer contributions to the Plan. During the year ended December 31, 2005, Employer contributions were reduced by $82,000 from forfeited nonvested accounts.

     Termination of the Plan
     It is the Company’s present expectation that the Plan and the payment of Employer contributions will be continued indefinitely. However, continuance of any feature of the Plan is not assumed as a contractual obligation. The Company, at its discretion, may terminate the Plan and distribute net assets, subject to the provisions set forth in ERISA and the Internal Revenue Code. In this event, the balance credited to the accounts of participants at the date of termination shall be fully vested and nonforfeitable.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     Basis of Accounting
     The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.
     Use of Estimates
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.
     Risks and Uncertainties
     The Plan utilizes various investment instruments including: mutual funds, common and collective trust funds, guaranteed investment contracts, stocks and bonds. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, liquidity risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
     Investments
     The Plan’s investments are stated at fair value except for its benefit-responsive investment contracts, which are valued at contract value (see Note 4). Quoted market prices are used to value investments. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Common and collective funds are valued at fair value, as determined by the Trustee, based on market prices of the underlying securities. Participant loans are valued at the outstanding loan balances. Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees are reflected as a reduction of investment return for such investments.
     Income Recognition
     Investment transactions are recorded as of the trade date. Interest income is recorded on the accrual basis. Dividend income is recorded as of the ex-dividend dates.
     Administrative Expenses
     Participants pay administrative fees for loans, investment expenses charged by funds which are deducted from income and reflected as a reduction of investment return for the fund, and redemption fees for certain funds when not held for the required period of investment. Pinnacle West pays the remaining Plan administration expenses such as legal expenses of the Plan (See Note 8).
     Payment of Benefits
     Benefit payments to participants are recorded upon distribution.
3. FEDERAL INCOME TAX STATUS
     Plan management received a determination letter dated June 30, 2003 from the Internal Revenue Service indicating that the Plan has been determined to be a qualified plan under the provisions of the Internal Revenue Code. In 2004, management identified an error in the manner that vesting and eligibility service has been credited for employees who originally served as temporary employees through leasing arrangements, prior to being hired as an employee of the Company, which impacts the Plan. Legal counsel for the Company filed a submission with the IRS pursuant to the Employee Plans Compliance Resolution System, seeking IRS approval of the method by which the Company proposes to correct this error. The proposed correction is to restore the accounts of affected employees by making applicable contributions in the estimated amount of $1,500,000. At December 31, 2005 and 2004, the $1,500,000 is included in Employer contributions receivable. The proposed methodology for correction was approved by the Internal Revenue Service in a

Compliance Statement dated June 6, 2006. The Company has committed to correcting all operational deficiencies within 150 days of the date of the Compliance Statement to maintain the Plan’s qualified status. Subject to completion of that correction, the Company believes the Plan has maintained its tax-exempt status. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
4. GUARANTEED INVESTMENT CONTRACTS
     The Plan invests in guaranteed investment contracts (“GICs”). All investment contracts held by the Plan are considered fully benefit-responsive and are recorded at contract value. A benefit-responsive contract provides for all participant-initiated transactions permitted by the Plan to be executed at contract value with no conditions, limits, or restrictions. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals and administrative expenses.
     There are no reserves against contract value for credit risk of the contract issuer or otherwise. The weighted-average crediting interest rates for the contracts held by the Plan were 4.49% and 4.40% at December 31, 2005 and 2004, respectively. The crediting interest rates on the GICs are fixed or reset on a quarterly or semi-annual basis, based on the terms of the contract. The average yield for 2005 and 2004 approximated the weighted-average crediting interest rate.
     Several of the GICs are synthetic investment contracts. A synthetic GIC is an investment contract that simulates the performance of a traditional GIC through the use of financial instruments. These contracts include underlying assets which are held in a trust owned by the plan and utilize a benefit-responsive wrapper contract issued by a financially responsible third party that provides that participants can, and must, execute plan transactions at contract value.
     The fair value of the traditional GICs approximates contract value at December 31, 2005 and 2004. The fair value of the synthetic GICs totaled $122,772,109 and $110,805,813 at December 31, 2005 and 2004, respectively. The contract value of the synthetic GICs totaled $125,746,070 and $110,062,414 at December 31, 2005 and 2004, respectively.

5. INVESTMENTS AND UNITS OF PARTICIPATION
     In accordance with the provisions of the Plan, the Trustee maintains separate units of participation in the Plan and related net asset value per unit for the Fixed Income Fund, Intermediate Bond Fund, Conservative, Moderate and Aggressive LifeStyle Funds, Index Fund, Large Cap Value Fund, Large Cap Growth Fund, Mid Cap Core Fund, Small Cap Core Fund, International Fund, and the Pinnacle West Stock Fund. The number of units and the related value of the Plan’s net assets available for benefits as of December 31, 2005 and 2004 are as follows:

2005	Number of Units	Value
Fixed Income Fund	10,445,275	$144,900,495	*
Intermediate Bond Fund	1,218,664	12,667,606
Conservative LifeStyle Fund	668,974	10,367,037
Moderate LifeStyle Fund	1,322,385	24,449,871
Aggressive LifeStyle Fund	1,348,358	28,300,240
Index Fund	3,177,724	124,744,917	*
Large Cap Value Fund	1,059,418	27,390,087
Large Cap Growth Fund	2,678,299	46,666,778	*
Mid Cap Core Fund	566,995	16,545,042
Small Cap Core Fund	2,768,809	71,594,617	*
International Fund	1,091,894	45,075,464	*
Pinnacle West Stock Fund	3,486,639	144,529,966	*
Participant Loans		21,349,736

Total		$718,581,856

2004	Number of Units	Value
Fixed Income Fund	9,885,289	$131,072,218	*
Intermediate Bond Fund	940,244	10,013,303
Conservative LifeStyle Fund	583,404	8,924,311
Moderate LifeStyle Fund	1,178,319	21,117,732
Aggressive LifeStyle Fund	1,262,651	25,323,196
Index Fund	3,446,000	128,940,886	*
Large Cap Value Fund	813,574	21,608,152
Large Cap Growth Fund	2,773,601	46,105,546	*
Mid Cap Core Fund	462,044	13,401,329
Small Cap Core Fund	2,476,731	67,734,716	*
International Fund	573,167	20,994,641
Pinnacle West Stock Fund	3,262,937	146,970,036	*
Participant Loans		21,901,055

Total		$664,107,121

*These investments represent 5 percent or more of the Plan’s Net Assets Available for Benefits.

     The Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated/(depreciated) in value for the year ended December 31, 2005 as follows:

Common and Collective Trusts	$5,916,674
Mutual Funds	17,514,582
Pinnacle West Stock Fund	(10,309,184)

Net appreciation in fair value of investments	$13,122,072

6. NON-PARTICIPANT DIRECTED INVESTMENTS
     Information about the net assets and the significant components of the changes in net assets relating to the investments that are not directed by Plan participants (“non-participant directed investments”) as of and for the year ended December 31, 2005 is as follows:

Pinnacle West Stock Fund Non-Participant Directed Portion of Net Assets, beginning of year	$90,076,264
Changes in net assets during the year:
Net depreciation in fair value of investments	(2,352,113)
Employer contributions	13,494,349
Benefits paid to participants	(4,522,340)
Transfers to participant directed investments	(7,983,225)

Net Change	(1,363,329)

Pinnacle West Stock Fund Non-Participant Directed Portion of Net Assets, end of year	$88,712,935

7. EXEMPT RELATED PARTY TRANSACTIONS
     Certain Plan investments include shares of the Wells Fargo Short Term Investments Cl G and Wells Fargo S&P 500 Index Fund Cl G that are managed by the Trustee; therefore, these transactions qualify as exempt party-in-interest transactions. In addition, certain Plan investments consist of Pinnacle West common stock, qualifying these transactions as exempt party-in-interest transactions. At December 31, 2005 and 2004, the Plan held 3,486,639 and 3,262,937 units, respectively, of common stock of Pinnacle West, the sponsoring employer, with a cost basis of $99,481,363 and $87,447,011, respectively. During the year ended December 31, 2005, the Plan recorded dividend income from Pinnacle West common stock of $6,388,971.

8. SUBSEQUENT EVENTS
     Effective January 1, 2006, participants’ accounts are charged an administrative fee for all withdrawals and distributions.
     Effective April 1, 2006, the Plan was amended so that active participants in the Plan and employees hired on or after April 1, 2006, are 100% vested in their Employer contributions account.
     Effective April 5, 2006, State Street Bank and Trust Company was appointed as investment manager under the Plan to (1) manage the liquidity of the Pinnacle West Stock Fund, and (2) review and direct the Trustee on voting proxies received for shares of Pinnacle West common stock (except for those shares for which the Trustee receives participant directions) and nine mutual funds held in the Plan.

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN
FORM 5500, SCHEDULE H: PART IV, LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

Identity of Issuer, Borrower,				Current
Lessor or Similar Party	Description	Cost		Value

Common and Collective Trusts

*Wells Fargo Short Term Investments Cl G	Short-Term Investments***	*	*	$6,529,487
*Wells Fargo S&P 500 Index Fund Cl G	Index Fund	*	*	124,744,917

Total common and collective trusts				131,274,404

Mutual Funds
Putnam Voyager Fund, C1 A	Large Cap Growth Fund	*	*	46,666,778
Vanguard Lifestrategy Conservative Growth Fund C1 I	Conservative LifeStyle Fund	*	*	10,367,037
Vanguard Lifestrategy Moderate Growth Fund C1 I	Moderate LifeStyle Fund	*	*	24,449,871
Vanguard Lifestrategy Aggressive Growth Fund C1 I	Aggressive LifeStyle Fund	*	*	28,300,240
Merrill Lynch Value Opportunities Fund	Small Cap Core Fund	*	*	71,594,617
AIM Mid Cap Core Fund C1 I	Mid Cap Core Fund	*	*	16,545,042
PIMCO Total Return Fund C1 I	Intermediate Bond Fund	*	*	12,667,606
T. Rowe Price Equity Income Fund	Large Cap Value Fund	*	*	27,390,087
American FDS EuroPacific Growth Fund C1 R5	International Equity Fund	*	*	45,075,464

Total mutual funds				283,056,742

Synthetic Investment Contracts	Fixed Income Fund
Bank of America N.A. Wrap maturity date 3/15/16, yield 4.51%				485,296
CWL 2005-3 AF4 maturity date 2/25/11		*	*	993,600
CXHE 2005-B AF4 maturity date 7/25/11		*	*	991,300
FNW 2002-W12 AF-4 maturity date 1/25/06		*	*	28,555
FHR 2798 JP maturity date 11/15/12		*	*	1,456,389
FHR 2828 YA maturity date 1/15/13		*	*	1,917,714
FHR 2934 MA maturity date 3/15/16		*	*	1,310,224
GMACC 2004-C3 A3 maturity date 1/10/10		*	*	1,454,190
Ge Capital Corp 4.625 maturity date 9/15/09		*	*	1,979,960
GE 4.25% maturity date 1/15/08		*	*	1,976,740
GCCFC 2004-GG1 A3 maturity date 3/10/09		*	*	982,220
MER 4.75% maturity date 11/20/09		*	*	1,488,150
MET 4.25 maturity date 7/30/09		*	*	980,790
MSC 2004-IQ8 A2 maturity date 7/15/09		*	*	1,683,195

AIG Financial Products Wrap maturity date 4/15/20, yield 4.77%				375,437
BACM 2005-2 AAB maturity date 12/10/14		*	*	1,472,205
BAC 7.40% maturity date 1/15/11		*	*	2,203,040
CWL 2005 - 10 AF3 maturity date 1/25/10		*	*	1,409,211
CHAMT 2001-4A maturity date 7/15/06		*	*	2,532,300
CFAB 2002-4 1A4 maturity date 1/25/07		*	*	947,275
FGG11751 maturity date 4/15/20		*	*	1,473,465
FNR 2003-75 NB maturity date 12/25/11		*	*	1,246,060
FNR 2003-109 CX maturity date 8/25/12		*	*	1,626,552
FHR 2808 YA maturity date 10/15/12		*	*	1,808,637
MSDWC 2001-TOP1 A2 maturity date 7/15/09		*	*	519,145
MSDWC 2001-TOP5 A2 maturity date 2/15/08		*	*	2,509,850

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN
FORM 5500, SCHEDULE H: PART IV, LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

Identity of Issuer, Borrower,				Current
Lessor or Similar Party	Description	Cost		Value

UBS A.G. Wrap maturity date 11/15/19, yield 4.18%				640,254
FGG11678 maturity date 11/15/19		*	*	892,843
FN254437 FNMA 7-yr 5% maturity date 7/25/09		*	*	521,688
FN677680 maturity date 3/25/17		*	*	544,007
FHR 2611 KC maturity date 6/15/12		*	*	1,142,820
FNCI 4.5% Pool 683124 maturity date 9/25/17		*	*	1,186,875
FN695871 maturity date 11/25/17		*	*	661,117
MSC 2003-IQ5 A1 maturity date 1/15/08		*	*	867,984
MSDWC 2002-TOP7 A1 maturity date 5/15/11		*	*	586,796
POPLR 2005-A AF3 maturity date 11/25/11		*	*	975,360
RAMP 2003-RS10 AI4 maturity date 1/25/07		*	*	1,991,260
RFMS2 2004-HS1 AI4 maturity date 4/25/09		*	*	1,918,420
WBCMT 2005-C17 A2 maturity date 3/15/10		*	*	1,482,510
WBCMT 2004-C10 A2 maturity date 12/15/10		*	*	2,397,850
WFC 4.2 maturity date 1/15/10		*	*	1,460,295

Monumental Life Insurance Co. Wrap maturity date 4/15/20, yield 4.66%				383,075
CWL 2005-12- 1A4 maturity date 9/25/11		*	*	1,277,263
FGG18056 maturity date 4/15/20		*	*	929,352
FGB11935 maturity date 8/15/18		*	*	1,527,212
FNR 2003-67 GN maturity date 11/25/08		*	*	2,445,900
FHR 2664 GA maturity date 10/15/12		*	*	1,581,492
JPMCC 2001-CIB3 A2 maturity date 12/15/10		*	*	2,045,060
LBUBS 2004-C6 A3 maturity date 2/15/11		*	*	1,004,190
MSC 2003-IQ5 A3 maturity date 7/15/12		*	*	1,964,860
RAMP 2004-RS6 AI3 maturity date 8/25/06		*	*	497,520
RAMP 2004-RS6 AI4 maturity date 8/25/08		*	*	1,001,720
RASC 2002-KS8 A4 maturity date 11/25/06		*	*	1,052,449
RASC 2002-KS2 A16 maturity date 9/25/10		*	*	955,720

JP Morgan Bank Wrap maturity date 2/16/21, yield 4.49%				575,368
CFAB 2002-3 1A4 maturity date 6/25/06		*	*	282,674
CFAB 2004-1 1A3 maturity date 2/25/07		*	*	1,467,102
FGG11678 maturity date 11/15/19		*	*	1,339,265
FGG11850 maturity date 4/15/19		*	*	1,006,216
FHR 2378 A maturity date 5/15/09		*	*	374,490
FNMA Pool #254458 5% 8-1-1 maturity date 2/25/17		*	*	1,186,872
FNR 2003-125AM maturity date 6/25/13		*	*	717,873
FNR 2003-109 CJ maturity date 8/25/12		*	*	543,393
FHR 2685 MX maturity date 11/15/12		*	*	2,098,029
FHR 2713 G maturity date 11/15/12		*	*	1,424,687
FHR 2901 CA maturity date 12/15/18		*	*	1,302,890
FHR 3002 YD maturity date 2/15/21		*	*	1,418,481
FN695896 maturity date 1/25/18		*	*	663,486
GNR 2002-15 PG maturity date 10/20/15		*	*	137,667
MSC 2004-HQ3 A2 maturity date 7/13/10		*	*	1,927,580
RAMP 2003-RS7 AI4 maturity date 8/25/07		*	*	1,993,160
RAMP 2004-RS10 AI4 maturity date 2/25/09		*	*	789,128

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN
FORM 5500, SCHEDULE H: PART IV, LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

Identity of Issuer, Borrower,				Current
Lessor or Similar Party	Description	Cost		Value

Rabobank Nederland N.V. Wrap maturity date 5/28/24, yield 4.32%				724,430

BSCMS 2001-TOP4 A1 maturity date 12/15/10		*	*	1,529,507
FGB13150 maturity date 10/15/18		*	*	1,494,047
FN254486 maturity date 3/25/17		*	*	721,623
FNR 2001-68 QD maturity date 3/25/06		*	*	145,089
FNR 2003-14 AN maturity date 5/25/24		*	*	1,032,518
FNR 2003-57 NB maturity date 2/25/18		*	*	1,063,535
FNR 2005-85 AJ maturity date 12/25/17		*	*	1,881,488
FHR 2950 AB maturity date 8/15/18		*	*	872,129
FN768658 maturity date 10/25/18		*	*	729,042
LBUBS 2002-C7 A-3 maturity date 8/15/12		*	*	1,963,620
LBUBS 2003-C5 A-3 maturity date 4/15/13		*	*	1,443,195
MBNAP 2005-2 A4-144A maturity date 4/15/11		*	*	964,050
MWD 4.00 maturity date 1/15/10		*	*	1,442,895
MSDWC 2003-TOP9 A1 maturity date 1/13/12		*	*	1,269,128
POPLR 2005-B AF4 maturity date 1/25/11		*	*	973,270

CDC Wraps maturity date 4/17/17 yield 4.66%				411,389
BSCMS 2004-T14 A2 maturity date 3/12/09		*	*	1,953,940
BSCMS 2002-TOP6 A1 maturity date 1/15/11		*	*	1,995,830
CWL 2004-7 AF4 maturity date 2/25/09		*	*	1,489,815
CWL 2005-7 AF4 maturity date 1/25/13		*	*	964,990
CFAB 2004-2 1A4 maturity date 9/25/08		*	*	1,999,760
FGE91523 maturity date 4/15/17		*	*	1,773,169
FNR 2003-112 AB maturity date 6/25/12		*	*	1,018,689
FHR 2770 QA maturity date 2/15/14		*	*	1,939,091
GMACC 2003-C3 A3 maturity date 4/10/13		*	*	979,200
RASC 2002-KS2 AI4 maturity date 3/25/06		*	*	183,766
RAMP 2004-RS8 AI3 maturity date 10/25/06		*	*	992,800
RAMP 2004-RS8 AI4 maturity date 5/25/08		*	*	1,295,047
WBCMT 2005-C20 A2 maturity date 7/15/10		*	*	1,463,265

Total synthetic investment contracts				125,746,070

Guaranteed Investment Contracts	Fixed Income Fund
Canada Life Assurance Company, maturity date 5/25/06, yield 6.17%		*	*	5,242,413
Hartford Life Assurance Company, maturity date 7/28/06, yield 4.26%		*	*	3,448,494
New York Life Insurance Company maturity date 3/31/09, yield 3.46%		*	*	2,646,234
Principal Life Insurance Company maturity date 10/2/06, yield 4.81%		*	*	1,825,070

Total guaranteed investment contracts				13,162,211

Other Investments
*Pinnacle West Stock Fund	Pinnacle West Stock Fund	$99,481,363		143,992,693
Participant Loans	Participant Loans	*	*	21,349,736

Total other investments				165,342,429

Total Assets Held for Investment Purposes				$718,581,856

*	Party in interest

**	Cost information not provided as investments are participant-directed.

***	Short-Term Investments represent $5,992,214 from the Fixed Income Fund and $537,273 from the Pinnacle West Stock Fund.

Exhibits Filed

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

THE PINNACLE WEST CAPITAL CORPORATION
SAVINGS PLAN
(Name of Plan)

Date: June 28, 2006	By	/s/ Armando B. Flores

Armando B. Flores
Chairman of the Administrative Committee
and Executive Vice President,
Corporate Business Services
Arizona Public Service Company